EXHIBIT 99.1

Seabridge Gold Inc.

News Release
Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 28, 2013

SEABRIDGE GOLD COMPLETES KSM ENVIRONMENTAL ASSESSMENT AND ENVIRONMENTAL IMPACT STATEMENT FILING

Toronto, Canada…Seabridge Gold announced today that it has completed the filing process of its provincial Application for an Environmental Assessment certificate (Application) and its federal Environmental Impact Statement (EIS) for its 100% owned KSM gold-copper-silver project with the British Columbia and Canadian governments. During the filing process, Seabridge has delivered 40 fully indexed, linked and hyperlinked flash memory sticks and 10 hard copies of the Application/EIS document. The submission was provided initially to the KSM Project Regulatory Working Group members that includes representatives of the Nisga’a Nation, First Nations, provincial and federal regulatory authorities, municipal officials and U.S. state and federal representatives. The document is one of the largest and most comprehensive ever submitted for a mining project in Canada, consisting of 41 four inch volumes containing over 30,000 pages of text, tables, figures and maps.

Seabridge Chairman and CEO Rudi Fronk stated that “the completion of the filing represents another significant milestone in the continued advancement of the KSM Project through the Canadian permitting process. Our team now looks forward to the formal screening and review processes and continuing to work cooperatively with the KSM Project Working Group members in addressing technical questions on the environmental merits and risks associated with development of the KSM Project. We will also continue to deliver the message of the positive economic benefits associated with our project and the mitigation control measures we have proposed to minimize its environmental effects. Our office in Smithers will be our primary venue for disseminating information in the communities of northwestern British Columbia”.

The multi-generational KSM Project is undergoing a joint environmental assessment as mandated by the Canadian Environmental Assessment Act and the British Columbia Environmental Assessment Act. With the completion of the filing, the screening process commences, followed by the environmental assessment review process. The process timeline consists of the following steps:

•	45 day screening period;
•	180 day environmental assessment review; and,
•	45 day Minister’s decision review.

The running of these time periods may be suspended from time to time during the review process if additional information is requested. The federal process is now bound by a 365 day approval process limit.

“We anticipate that the KSM review process will be a thorough and detailed review, managed by the province and the federal government. The process should be completed by mid-2014. We are confident that the review process will confirm our assertion that the KSM Project is a well-designed, environmentally responsible project which is both technically and economically feasible”, said Mr. Fronk.

Seabridge holds a 100% interest in several North American gold resource projects. Its principal assets are the KSM project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php. For additional information on the KSM Project and the Environmental Assessment process please visit the KSM community website at http://www.ksmproject.com.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the ability of proposed mitigation control measures to minimize the Project’s environmental effects; (ii) the design of the KSM Project being environmentally responsible and technically and economically feasible; (iii) the scale of the economic benefits associated with the KSM Project; (v) the expected mine life of the KSM Project; and (v) the estimated date for completion of the review process. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the sufficiency of the Application/EIS information in addressing the requirements; (ii) the performance of the KSM Project and its equipment and processes, once in operation, will approximate its projected performance; and (iii) the assumptions, estimates, forecasts and projections underlying the prefeasibility study prepared in respect of the KSM Project (see the Company’s news release of May 14, 2012). Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to unanticipated regulatory expectations, the failure of the environmental mitigation measures to achieve their estimated effectiveness or the technical aspects of the KSM Project to perform at the levels forecast, the assumptions, estimates, forecasts and projections underlying the prefeasibility study prepared in respect of the KSM Project (see the Company’s news release of May 14, 2012) not being realised. and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net